ALLIANCEBERNSTEIN INVESTMENTS, INC.
                           1345 Avenue of the Americas
                              New York, N.Y. 10703
                                 (212) 969-2156


                                           April 28, 2006




Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549


           Re: AllianceBernstein Variable Products Series Fund, Inc. File Nos. 33-18647 and 811-5398
                ------------------------------------------------------


Dear Sir or Madam:

     We have acted as counsel to AllianceBernstein Variable Products Series Fund, Inc. (the "Fund") in connection with the preparation of Post-Effective Amendment No. 42 to the Fund's Registration Statement on Form N-1A.

     In my view, the above-described Amendment does not contain disclosures that would render it ineligible to become effective pursuant to paragraph (b) of Rule 485 under the Securities Act of 1933, as amended.

                                            Sincerely,


                                            /s/  Andrew L. Gangolf
                                            ------------------------------
                                                 Andrew L. Gangolf
                                                 Senior Vice President
                                                 and Assistant General
                                                 Counsel
00250.0292#663417